Exhibit 99.1

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

San Pedro Garza García, Mexico, April 27, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”) a Mexican fixed-line integrated telecommunications company adopted the resolutions summarized below during its General Ordinary Shareholder's Meeting dated April 27, 2007.

ITEM _. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Date:	Type of Meeting:	Number of Votes Casted on each item of the agenda:	Matters Voted:
April 27, 2007	General Ordinary Shareholders Meeting	Votes in favor: 2,737,281,912 Votes against or withheld: 0 Abstentions: 0 Non-attendance: 185,835,829 Broker Non-Votes: Not Applicable	Please see below:

FIRST: Approval of the consolidated financial statements of the Corporation and its subsidiaries with respect to the fiscal year ended on December 31st 2006, including the balance sheet, profit and loss statement, statement of changes in the financial situation of the Company, statement of changes in the assets of the Company, as well as the complementary notes.

SECOND: Approval of the reports referred to in article 28, Section IV of the Mexican Securities Market Law, with respect to the transactions carried out by the Company during the fiscal year of 2006, which mainly include the following:

A.	The Report of the General Director along with the auditor’s report of the Company;

B.
The Report presented by the Board of Directors of the Company which contains: (i) the opinion of the Board of Directors with respect to the content of the report presented by the General Director of the Company; (ii) a report regarding the main accounting policies and criteria followed for the preparation of the financial information of the Company; and (iii) a report regarding the main activities and transactions where such Board of Directors intervened; and

C.	The Annual Report of the Audit and Corporate Practices Committee of the Company with respect to the activities corresponding to such corporate body.

THIRD: Approval of each and every one of the transactions carried out by the Company during the fiscal year ended on December 31st, 2006; approving and ratifying each and every one of the actions carried out by the General Director of the Company, by the Board of Directors and by the Audit and Corporate Practices Committee of the Company during the fiscal year of 2006.

FOURTH: It is hereby noted that the statement regarding compliance with the fiscal obligations of the Company referred to in article 86, Section XX of the Mexican Income Tax Law, was read at the Meeting and distributed among the shareholders of the Company.

FIFTH: Approval of the proposal for the application of the balance of the income statement regarding the fiscal year of 2006, as follows:

(amounts in pesos as of December 31, 2006)

Losses to be applied from previous fiscal years:	$(1,602,767,866)
Net Profit of the fiscal year ended on December 31, 2006:	$214,353,967
Net Balance of Losses to be applied:	$(1,388,413,899)

SIXTH: Approval of the appointment of the persons listed below as Members of the Board of Directors of the Company, as follows:

Directors: Tomas Milmo Santos, Thomas Milmo Zambrano, Lorenzo Zambrano Treviño, Alberto Santos de Hoyos, Patricio Jimenez Barrera, Alberto Garza Santos, Hector Medina Aguiar, Bernardo Guerra Treviño, Fernando Quiroz Robles, Lawrence H. Guffey.

Alternate Directors: Alberto de Villasante Herbert, Balbina Milmo Santos, Francisco Garza Zambrano, Alberto Santos Boesch, Andres Velazquez Romero, David Garza Santos, Ramiro Villarreal Morales, Mauricio Morales Sada, Javier Arrigunaga Gomez del Campo, Benjamin Jenkins.

SEVENTH: The Company qualified Messrs. Bernardo Guerra Treviño, Fernando Quiroz Robles, Lawrence H. Guffey, Mauricio Morales Sada, Javier Arrigunaga Gomez del Campo and Benjamin Jenkins, as Independent Directors of the Company, being that as of this date they comply with the independence requirements set forth in the Mexican Securities Market Law.

EIGHTH: Approval of the appointment of Messrs. Tomas Milmo Santos, Alberto Jesus Morales Martinez and Rodolfo Paez Gonzalez as Chairman, Secretary and Prosecretary (Alternate Secretary), respectively, of the Board of Directors of the Company, provided that the last two of them will not be considered as Members of the Board.

NINTH: Approval to grant to the Members of the Board as fees for their services, the amount of $30,000.00 (Thirty Thousand Pesos Mex. Cy.) for their attendance to each Board of Directors meeting of the Company upon notice of the respective meeting; provided however that the fees mentioned above will only be received by those Members of the Board which do not have a working relationship with the Company or with any of its subsidiaries, and also that the Alternate Directors shall only receive such remuneration when the respective Director does not attend to the respective meeting.

TENTH: Approval of the appointment of the following persons as members of the Audit and Corporate Practices Committee of the Company:

Members: Bernardo Guerra Treviño, Fernando Quiroz Robles, Lawrence H. Guffey.

Alternate Members: Mauricio Morales Sada, Javier Arrigunaga Gomez del Campo, Benjamin Jenkins.

ELEVENTH: Approval of the appointment of Mr. Bernardo Guerra Treviño as chairman of the Audit and Corporate Practices Committee of the Company.

TWELFTH: Approval of the appointment of Messrs. Alberto Jesus Morales Martinez and Rodolfo Paez Gonzalez as Secretary and Prosecretary (Alternate Secretary), respectively, of the Audit and Corporate Practices Committee of the Company, provided that these two persons will not be considered as Members of such Committee.

THIRTEENTH: Approval to grant to the Members of the Audit and Corporate Practices Committee as fees for their services, the amount of $30,000.00 (Thirty Thousand Pesos Mex. Cy.) for their attendance to each of the Audit and Corporate Practices Committee meeting upon notice of the respective meeting; provided however that the Alternate Members shall only receive such remuneration when the respective Member does not attend to the respective meeting.

FOURTEENTH: Approval of the appointment of Messrs. Tomas Milmo Santos, Federico Gil Chaveznava, Alberto Jesus Morales Martinez and Rodolfo Paez Gonzalez in order to, act individually any of them, appear before the Notary

Public of its choice to formalize the minute drafted out from this meeting, to formalize and comply with the resolutions adopted at the meeting, as well as to conduct the filing of such resolutions at the Public Registry of Commerce, if necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A.B. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: May 8, 2007

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 19 cities and long distance telephone services to business and residential customers in over 200 cities. The nineteen cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico and Cuernavaca.

Visit AXTEL on the web at www.axtel.com.mx